GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400          FACSIMILE: (650) 321-2800

June 8, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Jay Ingram

Re:	Data Domain, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-141716

Dear Ms. Jacobs and Mr. Ingram:

On behalf of Data Domain, Inc. (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is one conformed copy of Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-141716), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.

The additional registration fee required in connection with the increase in the proposed maximum offering price has been transferred to the Commission’s account at Mellon Bank by federal wire transfer.

On behalf of the Company, this letter responds to the verbal clarification comments received from the staff of the Commission (the “Staff”) on June 8, 2007:

1.	The Company notes that the supplemental response letter dated June 6, 2007 disclosing the anticipated price range of the offering and delivered to the Commission via facsimile and overnight courier was subsequently filed via EDGAR on June 8, 2007 (the “EDGAR Filing”). In connection with the EDGAR Filing, the Rule 83 request for confidential treatment of the supplemental response letter was modified so as to request confidential treatment for only the dollar amounts of the anticipated price range.

2.	The Company notes that all exhibits to the Registration Statement on Form S-1 have either previously been filed or were filed in connection with Amendment No. 3 to the Registration Statement transmitted herewith.

3.	The Company has clarified its disclosure on pages 38 and F-13 of the Registration Statement to provide that, “We do not allocate indirect overhead costs to finished goods inventory as these amounts are not material.”

In addition, pursuant to Comment 38 of the Staff’s letter dated April 27, 2007, the Company has supplementally enclosed with the paper copy of this letter an updated table showing the information requested for recent stock option grants.

June 8, 2007

Securities and Exchange Commission

If you should have any questions or require additional information, please contact me at (650) 463-5273.

Sincerely,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ David W. Kling
David W. Kling

Attachment

cc:	Tamara Tangen (Securities and Exchange Commission)

Jason Niethamer (Securities and Exchange Commission)

Frank Slootman (Data Domain, Inc.)

Michael P. Scarpelli (Data Domain, Inc.)

Robert G. Specker (Data Domain, Inc.)

Robert V. Gunderson, Jr. (Gunderson Dettmer)

John L. Savva (Sullivan & Cromwell)

Rick Fezell (Ernst & Young LLP)

Robert A. Browne (Ernst & Young LLP)